As filed with the Securities and Exchange Commission on March 19, 2008

Registration No. 333-148938

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GLOBALSTAR, INC.

(Exact name of registrant as specified in its charter)

Delaware	4899	41-2116508
(State or Other Jurisdiction of	(Primary Standard Industrial	(IRS Employer Identification No.)
Incorporation or Organization)	Classification Code Number)

461 South Milpitas Boulevard

Milpitas, California 95035

(408) 933-4000

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Fuad Ahmad

Vice President and Chief Financial Officer

Globalstar, Inc.

461 South Milpitas Boulevard

Milpitas, California 95035

(408) 933-4000

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gerald S. Greenberg	Avi Katz
Taft Stettinius & Hollister LLP	Loral Space &
425 Walnut Street	Communications Inc.
Suite 1800	600 Third Avenue, 36th Floor
Cincinnati, Ohio 45202	New York, New York 10016
Tel: (513) 357-9670	Tel: (212) 338-5340

Approximate date of commencement of proposed sale of securities to the public:  As soon as practicable following the effectiveness of this Registration Statement and the consummation of the purchase of Partnership Interests as described in the Partnership Interest Purchase Agreement, dated as of December 21, 2007 and filed as Exhibit 2.1 to the Registration Statement on Form S-4 filed January 30, 2008.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  Globalstar may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities, and Globalstar is not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated March 19, 2008

PROSPECTUS

The board of directors of Globalstar, Inc. (“Globalstar”) and the general and limited partners of Loral/DASA Globalstar, L.P. (“LDG”) have approved a partnership interest purchase agreement dated as of December 21, 2007 (the “purchase agreement”) under which Globalstar will acquire all of the outstanding partnership interests of LDG.  Pursuant to the agreement, Globalstar will deliver to Loral Space & Communications Inc. (“Loral Space”), the parent of the general partner of LDG, as payment for such partnership interests, Globalstar common stock valued at $6.5 million minus certain outstanding service fees owed by LDG to Globalstar.  The number of shares of Globalstar common stock to be received by Loral Space will be determined by dividing $6.5 million, as adjusted for the outstanding service fees, by the average of the closing price per share of Globalstar common stock as reported by the Nasdaq Stock Market for the 10 trading-day period ending upon the trading day immediately preceding the third trading day prior to the closing of the transaction.

Because all of the partners of LDG have already approved the agreement, no vote is required.  No vote is required on the part of Globalstar stockholders in connection with the purchase.

Globalstar is not asking you for a proxy and you are requested not to send Globalstar a proxy.

Please see “Risk Factors” beginning on page 10 for a discussion of matters relating to holding Globalstar common stock.

Globalstar common stock is quoted on The Nasdaq Global Select Market under the symbol “GSAT.”  On March 18, 2008, the last trading date before the printing of this prospectus, the last reported sale price per share of Globalstar common stock on the Nasdaq Stock Market was $6.95.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is March     , 2008.

i

ii

IMPORTANT

This document, which is referred to as the prospectus, constitutes a prospectus of Globalstar for the shares of common stock that Globalstar will issue to Loral Space pursuant to the purchase agreement.  As permitted under the rules of the U.S. Securities and Exchange Commission (the “SEC”), this prospectus incorporates by reference important business and financial information about Globalstar contained in documents filed with the SEC and that is not included in or delivered with this prospectus.  You may obtain copies of these documents, free of charge, from the website maintained by the SEC at www.sec.gov.  See “Where You Can Find More Information” on page 36.  You may also obtain copies of these documents, without charge, from Globalstar by writing or calling Globalstar at 461 S. Milpitas Boulevard, Milpitas, California, telephone (408) 933-4006, Attn: Investor Relations.

In order to obtain delivery of these documents before the closing of the transaction, you should request such documents no later than March 21, 2008.

In “Questions and Answers about the Transaction” below and in the “Summary” beginning on page 3, Globalstar highlights selected information from this prospectus but the company has not included all of the information that may be important to you.  To better understand the purchase agreement and the transaction, and for a complete description of their legal terms, you should read carefully this entire prospectus, including the annexes, as well as the documents that Globalstar has incorporated by reference into this document.  See “Where You Can Find More Information” on page 36.

iii

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

Q:                                  WHAT IS THE PROPOSED TRANSACTION?

A:                                   On December 21, 2007, Globalstar, GSSI, LLC, LDG, Loral Space, and various subsidiaries and affiliated entities of LDG entered into a partnership interest purchase agreement.  Under the purchase agreement, subject to the satisfaction of certain conditions, GSSI, LLC, a wholly-owned subsidiary of Globalstar, will acquire all of the general and limited partnership interests of LDG.  Under the terms of the purchase agreement, Loral Space, the parent of the general partner of LDG, will receive total consideration consisting of shares of Globalstar common stock valued at $6.5 million, subject to adjustment as described below.

The stock consideration will be the aggregate number of shares of Globalstar common stock equal to the quotient of $6.5 million minus any outstanding service fees owed by LDG to Globalstar, divided by the average of the closing price per share of Globalstar common stock on The Nasdaq Global Select Market for the 10 trading-day period ending on the trading day immediately preceding the third trading day prior to closing.  All partnership interests of LDG outstanding at the closing date will be transferred to GSSI.

The purchase agreement is included as an exhibit to the registration statement of which in this prospectus forms a part.  The purchase agreement is the legal document that governs the transaction.

Q:                                  WHY ARE THE COMPANIES PROPOSING THIS TRANSACTION?

A:                                   The Globalstar satellite network was originally owned by Globalstar, L.P. (“Old Globalstar”) and was designed, built and launched in the late 1990s by a technology partnership led by Loral Space & Communications Ltd., now Loral Space.  Subsidiaries of Loral Space have owned and operated Globalstar gateways and sold Globalstar products and services as independent gateway operators in Brazil, Mexico, and Russia since Old Globalstar began service in 2000.

In December 2000, in connection with financial difficulties then being experienced by Old Globalstar, Loral Space wrote off its investments in its Globalstar-related operations.  Following Loral Space’s emergence from its own reorganization in 2005, Loral Space has decided to focus on its core and strategic businesses which are satellite manufacturing and fixed satellite services.  The Globalstar service provider business is no longer a core or strategic business for Loral Space, and Loral Space believes that without further significant investment, which Loral is unwilling to make, the business will not achieve profitability.  By divesting the Globalstar service provider business in Brazil, Loral Space expects to avoid further losses attributable to the business as well as allow its management to focus on its core and strategic businesses without diversion of time, effort and expense in managing non-core, non-strategic businesses.  DASA, a passive, limited partner investor in the Globalstar Brazil business, like Loral Space, also viewed its investment as non-core and non-strategic, has determined that DASA would not invest further in the business and, therefore, has decided to divest its interest in the business.  To review Loral Space’s and LDG’s reasons for the transaction, please see “The Purchase — Loral Space’s and LDG’s Reasons for the Transaction” beginning on page 14.

Globalstar’s acquisition of LDG and its subsidiaries is consistent with its strategy of acquiring independent gateway operators.  Globalstar believes it will be able to devote more resources to grow LDG’s subscriber base and revenue faster.  To review Globalstar’s reasons for the transaction, please see “The Partnership Interest Purchase — Globalstar’s Reasons for the Transaction” beginning on page 15.

Q:                                  WHO NEEDS TO APPROVE THE TRANSACTION?

A:                                   The purchase agreement has already been adopted and approved by partners holding all of LDG’s outstanding partnership interests.  No additional vote is required.  Globalstar is not asking for a proxy, and you are requested not to send Globalstar a proxy.

Globalstar’s Board of Directors also has approved the purchase agreement and the issuance of the common stock consideration.

Q:                                  WHAT DO I NEED TO DO NOW?

A:                                   Nothing, other than carefully reading the information contained in this prospectus.

Q:                                  DO THE PARTNERS HAVE DISSENTER’S RIGHTS OR APPRAISAL RIGHTS?

A:                                   No.  Under the Delaware Revised Uniform Limited Partnership Act, there are no statutory appraisal or dissenter’s rights.  LDG’s partnership agreement contains no such provisions.  Accordingly, no partner of LDG may exercise any dissenter’s rights or appraisal rights in connection with the transaction.

Q:                                  WILL LORAL SPACE BE ABLE TO TRADE GLOBALSTAR COMMON STOCK THAT IT RECEIVES PURSUANT TO THE TRANSACTION?

A:                                   Yes.  Globalstar common stock issued pursuant to the purchase agreement will be registered under the Securities Act and will be quoted on The Nasdaq Global Select Market under the symbol “GSAT.”  All shares of Globalstar common stock issued in the transaction will be freely transferable unless the seller of such securities is deemed an affiliate (for purposes of the federal securities laws) of Globalstar following the transaction.  Affiliates of Globalstar may, however, be able to freely sell the shares they receive in the transaction, subject to certain volume and manner of sale limitations pursuant to Rule 144 under the Securities Act.

Q:                                  WHEN DO YOU EXPECT THE TRANSACTION TO BE COMPLETED?

A:                                   Closing of the transaction is subject to the satisfaction of a number of conditions, including receipt of applicable Brazilian regulatory approvals and the effectiveness of a registration statement on Form S-4, of which this prospectus forms a part.  Globalstar currently anticipates closing the transaction by May 1, 2008.

Q:                                  WHERE CAN I FIND MORE INFORMATION ABOUT GLOBALSTAR AND LORAL SPACE?

A:                                   More information about Globalstar is available from sources described under “Where You Can Find More Information” on page 36.  Additional information about Globalstar also may be obtained from its website at www.globalstar.com, and additional information about Loral Space may be obtained from its website at www.loral.com.  Information on these websites is expressly not incorporated by reference into this prospectus.

Q:                                  WHOM SHOULD I CONTACT IF I HAVE ADDITIONAL QUESTIONS?

A:                                   If you have additional questions, please contact Globalstar at 461 S. Milpitas Boulevard, Milpitas, California 95035, telephone (408) 933-4006, Attn: Investor Relations.

Q:                                  ARE THERE RISKS ASSOCIATED WITH THE TRANSACTION?

A:                                   Yes.  You should read carefully the section entitled “Risk Factors” beginning on page 10.

SUMMARY

This brief summary highlights selected information from this prospectus.  It does not contain all of the information that may be important to you.  You should read carefully this entire document and the other documents to which this prospectus refers you to fully understand the transaction.  See “Where You Can Find More Information” on page 36.  Each item in this summary refers to the page where that subject is discussed in more detail.

Information about Globalstar (see page 30)

Globalstar, Inc.
461 South Milpitas Boulevard
Milpitas, California 95035
(408) 933-4400

Globalstar, a Delaware corporation, is a leading provider of mobile voice and data communications services via satellite.  Using satellites and ground stations, Globalstar offers its services in over 120 countries.  In most of the world, Globalstar has authority to operate a wireless communications network via satellite over 27.85 MHz of radio spectrum, which is comprised of two blocks of contiguous global radio frequencies.  In the United States, the U.S. Federal Communications Commission has authorized Globalstar to use 25.225 MHz.

At December 31, 2007, Globalstar served approximately 284,000 subscribers in the government; public safety and disaster relief; recreational and personal; maritime and fishing; oil and gas; natural resources, mining and forestry; construction; utilities; and transportation markets.

Information about LDG (see page 35)

Loral/DASA Globalstar, L.P.
600 Third Avenue
New York, New York 10016
(212) 697-1105

LDG, a Delaware limited partnership, owns, directly and through a Brazilian holding company, Globalstar do Brasil S.A. (“GdB”), the operating company that offers Globalstar products and services and operates three gateways in Brazil.  At September 30, 2007, GdB served approximately 5,500 subscribers.

The Partnership Interest Purchase (see page 13)

At the closing date, GSSI, LLC, a wholly-owned subsidiary of Globalstar, will acquire all of the general partner and limited partner interests of LDG.

What Loral Space Will Receive in the Transaction (see page 11)

The stock consideration will be the aggregate number of shares of Globalstar common stock equal to the quotient of $6.5 million minus any outstanding service fees owed by LDG to Globalstar divided by the average of the closing price per share of Globalstar common stock on The Nasdaq Global Select Market for the 10 trading-day period ending on the trading day immediately preceding the third trading day before closing.  By agreement of the LDG partners, Globalstar will pay all of the consideration directly to Loral Space, in consideration of the outstanding indebtedness owed by LDG and its subsidiaries to Loral Space and in consideration of Loral Space’s agreement to indemnify Globalstar for various matters under the purchase agreement.

Dissenter’s Rights or Appraisal Rights (see page 16)

The partners of LDG do not have dissenter’s or appraisal rights.  The two partners of LDG have approved the purchase of the partnership interests by Globalstar.

Regulatory Approvals (see page 16)

Consummation of the transaction is contingent upon the receipt of approvals from Brazil’s Agência Nacional de Telecommunicacões (“Anatel”).  The parties must also notify the Brazilian Administrative Council of Economic Defense (“CADE”).  Issuance of a final ruling by CADE is not a condition to closing the transaction.  The Anatel approval has been received, and the CADE notification has been completed. Globalstar also intends to make all required filings under the Securities Act and the Securities Exchange Act of 1934, as amended, relating to the transaction.

Interests of Directors/Partners and Executive Officers (see pages 19 and 34)

As of March 18, 2008, Globalstar’s directors and executive officers beneficially owned an aggregate of 51,814,549 shares of Globalstar common stock, representing approximately 61.60% of Globalstar’s outstanding common stock.  As of September 30, 2007, LDG’s partners owned 100% of the partnership interests of LDG. The general and limited partners of LDG have certain indemnification rights under the partnership agreement.

Material United States Federal Income Tax Consequences of the Transaction (see page 15)

The receipt of the transaction consideration in exchange for LDG partnership interests pursuant to the transaction will be a taxable transaction for United States federal income tax purposes.  In general, a U.S. holder (as defined on page 15) who receives the transaction consideration in exchange for LDG partnership interests will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between (i) the fair market value of the Globalstar common stock and (ii) the holder’s adjusted tax basis in the LDG partnership interests.

Holders of LDG partnership interests are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the transaction.

Accounting Treatment (see page 17)

Globalstar will account for the transaction under the purchase method of accounting in accordance with United States generally accepted accounting principles.

Selected Historical Financial Information of Globalstar

The following table presents Globalstar’s selected historical consolidated financial information and other data for the period from January 1, 2003 through December 4, 2003, for the period from December 5, 2003 through December 31, 2003, for the years ended December 31, 2004, 2005, 2006 and 2007 and as of December 31, 2003, 2004, 2005, 2006 and 2007.  The selected historical consolidated financial data of Old Globalstar for the period from January 1, 2003 through December 4, 2003 has been derived from the consolidated financial statements of Globalstar’s predecessor (Old Globalstar).  Globalstar’s selected historical consolidated financial data for the period December 5, 2003 through December 31, 2003 and as of December 31, 2003 and 2004 has been derived from Globalstar’s audited consolidated balance sheets as of those dates.

The column in the following tables entitled “Predecessor” contains financial information with respect to the business and operations of Old Globalstar for periods prior to December 5, 2003, the date on which Globalstar obtained control of its assets.  The columns entitled “Successor” contain financial information with respect to Globalstar’s business and operations after that date.

You should read the selected historical consolidated financial data set forth below together with Globalstar’s consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are incorporated by reference in this prospectus.  The selected historical consolidated financial data set forth below are not necessarily indicative of the results of future operations.

	Successor					Predecessor
	Year Ended December 31,				December 5 through December 31,	January 1 through December 4,
	2007	2006	2005	2004	2003	2003

	(Dollars in thousands, except per share data, average monthly revenue per unit and average monthly churn rate)
Statement of Operations Data:
Revenue:
Service revenue	$78,313	$92,037	$81,472	$57,927	$2,387	$40,048
Subscriber equipment sales (1)	20,085	44,634	45,675	26,441	1,470	16,295
Total revenue	98,398	136,671	127,147	84,368	3,857	56,343
Operating Expenses:
Cost of services (exclusive of depreciation and amortization shown separately below)	27,775	28,091	25,432	25,208	1,931	26,629
Cost of subscriber equipment sales (2)	13,863	40,396	38,742	23,399	635	12,881
Marketing, general and administrative	49,146	43,899	37,945	32,151	4,950	28,814
Restructuring	—	—	—	5,078	690	5,381
Depreciation and amortization	13,137	6,679	3,044	1,959	125	31,473
Impairment of assets	19,109	1,943	114	114	—	211,854
Total operating expenses	123,030	121,008	105,277	87,909	8,331	317,032
Operating Income (Loss)	(24,632)	15,663	21,870	(3,541)	(4,474)	(260,689)
Interest income	3,170	1,172	242	58	7	7
Interest expense (3)	(9,023)	(587)	(269)	(1,382)	(131)	(1,513)
Interest rate derivative loss	(3,232)	(2,716)	—	—	—	—
Other	8,656	(3,980)	(622)	921	44	485
Total other income (expense)	(429)	(6,111)	(649)	(403)	(80)	(1,021)
Income (loss) before income taxes	(25,061)	9,552	21,221	(3,944)	(4,554)	(261,710)
Income tax expense (benefit)	2,864	(14,071)	2,502	(4,314)	(37)	170
Net Income (Loss)	$(27,925)	$23,623	$18,719	$370	$(4,517)	$(261,880)

	Successor					Predecessor
	Year Ended December 31,				December 5 through December 31,	January 1 through December 4,
	2007	2006	2005	2004	2003	2003

	(Dollars in thousands, except per share data, average monthly revenue per unit and average monthly churn rate)
Earnings (Loss) Per Share Data (4):
Earnings (loss) per common share—basic	$(0.36)	$0.37	$0.30	$0.01	$(0.08)	N/A
Earnings (loss) per common share—diluted	$(0.36)	$0.37	$0.30	$0.01	$(0.08)	N/A
Weighted average shares—basic	77,169,138	63,709,763	61,855,668	60,463,917	60,000,000	N/A
Weighted average shares—diluted	77,169,138	64,076,182	61,955,874	60,463,917	60,000,000	N/A
Pro Forma C Corporation Data (5) (unaudited):
Historical income before income taxes	N/A	N/A	$21,221	N/A	N/A	N/A
Pro forma income tax expense (benefit)	N/A	N/A	6,931	N/A	N/A	N/A
Pro forma net earnings	N/A	N/A	$14,290	N/A	N/A	N/A
Pro forma net earnings per share— basic	N/A	N/A	$0.23	N/A	N/A	N/A
Pro forma net earnings per share—diluted	N/A	N/A	$0.23	N/A	N/A	N/A
Weighted average shares—basic	N/A	N/A	61,855,668	N/A	N/A	N/A
Weighted average shares—diluted	N/A	N/A	61,955,874	N/A	N/A	N/A
Other Data (for the period) (unaudited):
Average monthly revenue per unit (6)
Retail	$46.26	$58.91	$68.10	$67.93	$62.90	$69.66
Number of subscribers	284,126	262,802	195,968	141,450	109,503	105,571
Average monthly churn rate (7)	1.75%	1.09%	1.27%	1.51%	1.18%	0.84%
EBITDA (8)	(2,839)	$18,362	$24,292	$(661)	$(4,305)	$(228,731)
Capital expenditures	$169,989	$107,544	$9,885	$4,015	$10	$1,058

	Successor
Balance Sheet Data:	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004	As of December 31, 2003

	(In Thousands)
Cash and cash equivalents	$37,554	$43,698	$20,270	$13,330	$20,026
Restricted cash (9)	$80,871	$52,581	$—	$—	$—
Total assets	$512,975	$331,701	$113,545	$63,897	$48,214
Long-term debt (10)	$50,000	$417	$631	$3,278	$3,426,338
Redeemable common stock	$—	$4,949	$—	$—	$—
Ownership equity (deficit)	$405,544	$260,697	$71,430	$40,421	$(3,415,195)

(1)    Includes related party sales of $59, $3,423 and $440 for the years ended December 31, 2007, 2006 and 2005, respectively.

(2)    Includes costs of related party sales of  $46, $3,041 and $314 for the years ended December 31, 2007, 2006 and 2005, respectively.

(3)    Includes related party amounts of  $83 (year ended December 31, 2007),  $0 (year ended December 31, 2006), $176 (year ended December 31, 2005), $1,324 (year ended December 31, 2004), $131 (December 5, 2003 — December 31, 2003) and  $337 (January 1, 2003 - December 4, 2003).

(4)    Basic and diluted earnings (loss) per share have been calculated in accordance with SEC rules that require that the weighted average share calculation give retroactive effect to any changes in our capital structure. Therefore, weighted average shares for purposes of the basic and diluted earnings per share calculation has been adjusted to reflect the six-for-one stock split that occurred on October 25, 2006.

(5)    Prior to January 1, 2006, we and Predecessor were treated as a partnership for federal income tax purposes. A partnership passes through essentially all taxable income and losses to its partners or members and does not pay federal income taxes at the partnership level. Historical income tax expense consists mainly of foreign, state and local income taxes. On January 1, 2006, we elected to be taxed as a C corporation. For comparative purposes, we have included a pro forma provision for income taxes assuming we (or Predecessor) had been taxed as a C corporation for the year ended December 31, 2005. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Income Taxes” and Note 9 to our consolidated financial statements.

(6)    Average monthly revenue per unit measures service revenues per month divided by the average number of subscribers during that month. Average monthly revenue per unit as so defined may not be similar to average monthly revenue per unit as defined by other companies in our industry, is not a measurement under GAAP and should be considered in addition to, but not as a substitute for, the information contained in our statement of operations. We believe that average monthly revenue per unit provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers.

(7)    We define churn rate as the aggregate number of our retail subscribers (excluding Simplex customers and customers of the independent gateway operators) who cancel service during a month, divided by the average number of retail subscribers during the month. Others in our industry may calculate churn rate differently. Churn rate is not a measurement under GAAP and should be considered in addition to, but not as a substitute for, the information contained in our statement of operations. We believe that churn rate provides useful information concerning customer satisfaction with our services and products.

(8)    EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to GAAP measurements, such as net income, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies.

We use EBITDA as the primary measurement of our operating performance because, by eliminating interest, taxes and the non-cash items of depreciation and amortization, we believe it best reflects changes across time in our performance, including the effects of pricing, cost control and other operational decisions. Our management uses EBITDA for planning purposes, including the preparation of our annual operating budget. We believe that EBITDA also is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of companies in industries similar to ours. As indicated, EBITDA does not include interest expense on borrowed money or depreciation expense on our capital assets or the payment of taxes, which are necessary elements of our operations. Because EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations, management does not view EBITDA in isolation and also uses other measures, such as net income, revenues and operating profit, to measure operating performance.

The following is a reconciliation of EBITDA to net income (loss):

	Successor					Predecessor
	Year Ended December 31,				December 5 through December 31,	January 1 through December 4,
	2007	2006	2005	2004	2003	2003
	(In Thousands)
Net income (loss)	$(27,925)	$23,623	$18,719	$370	$(4,517)	$(261,880)
Interest expense (income), net (a)	9,085	2,131	27	1,324	124	1,506
Income tax expense (benefit) (b)	2,864	(14,071)	2,502	(4,314)	(37)	170
Depreciation and amortization	13,137	6,679	3,044	1,959	125	31,473
EBITDA	$(2,839)	$18,362	$24,292	$(661)	$(4,305)	$(228,731)

(a)    Includes Interest expense (income) and interest rate derivative loss

(b)    See Note 5 above.

The following table provides supplemental information as to unusual and other items that are reflected in EBITDA:

	Successor					Predecessor
	Year Ended December 31,				December 5 through December 31,	January 1 through December 4,
	2007	2006	2005	2004	2003	2003
	(In Thousands)
Satellite failures(a)	—	—	$114	$114	$—	$2,527
ELSACOM settlements(b)	$278	$396	—	—	—	$744
Pension adjustment(c)	—	—	—	—	—	$941
UT writeoff recovery(d)	—	—	—	—	—	$(103)
Asset impairment(e)	—	—	—	—	—	$211,854
Restructuring (other)(f)	—	—	—	$5,078	$690	$5,381
Inventory write-down(g)	$19,109	$1,943	—	—	—	—

(a)    Represents a write-off for failed satellites.

(b)    Represents a write-off in settlement of an overdue gateway receivable from an independent gateway operator and for a settlement over territorial coverage.

(c)    Represents the benefit of pension and benefit adjustments.

(d)    Represents the recovery of overdue accounts receivable previously written off.

(e)    Represents an impairment charge related to allocation of the price we paid in the Reorganization for the assets and business of Old Globalstar.

(f)     Represents costs relating to the restructuring of Old Globalstar that we assumed in the Reorganization.

(g)    Represents a write-down of certain first generation product inventory for excess inventory.

(9)    Restricted cash is comprised of funds held in escrow by a financial institution to secure our payment obligations related to our contract for the construction of the second-generation satellite constellation.

(10)  Includes liabilities subject to compromise as of December 31, 2003 in the amount of $3,421,967.

Certain Historical Per Share Data

The following table lists the per share/partnership interest data of Globalstar and LDG, respectively, as of and for the year ended December 31, 2006, and as of and for the year ended December 31, 2007, in the case of Globalstar, and six months ended June 30, 2007 (indicates last available information), in the case of LDG.

	December 31, 2007 /
	June 30, 2007	December 31, 2006
Book Value Per Share/Partnership Interest
Globalstar	$4.85	$3.58
	(as of December 31, 2007)
LDG	$11,311.92	$11,457.75
	(as of June 30, 2007)
Cash Dividends Per Share/Partnership Interest
Globalstar	—	—
LDG	—	—
Earnings (Loss) Per Share/Partnership Interest
Globalstar	$(0.36)	$0.37
	(for year ended December 31, 2007)
LDG	$(145.83)	$(502.80)
	(for six months ended June 30, 2007)

Comparative Market Values of Globalstar and LDG Securities

Globalstar common stock began trading on The Nasdaq Global Select Market under the symbol “GSAT” on November 2, 2006.  The following table shows the closing high and low sales prices per share for common stock for the periods indicated as reported by Nasdaq through March 18, 2008.  As of March 18, 2007, there were 307 holders of record of Globalstar common stock.

	Price Range of Globalstar
	Common Stock
Quarter Ended	High	Low
December 31, 2006	$17.52	$12.80
March 31, 2007	14.68	9.75
June 30, 2007	11.20	9.05
September 30, 2007	12.10	7.33
December 31, 2007	9.84	6.39
March 31, 2008 (through March 18, 2008)	9.05	6.52

On December 20, 2007, the last trading day before the announcement of the purchase agreement, the last reported sale price of Globalstar common stock on The Nasdaq Global Select Market was $9.10.  On March 18, 2008, the most recent practicable date prior to the printing of this prospectus, the last reported sale price of Globalstar common stock on The Nasdaq Global Select Market was $6.95.

There is no public trading market for LDG securities.

RISK FACTORS

As a result of the transaction, LDG’s business will be subject to the following new or increased risks related to Globalstar’s other operations and the structure of the transaction. In addition to the risks described below, the combined company will continue to be subject to the risks described in the documents that Globalstar has filed with the SEC that are incorporated by reference into this prospectus. If any of the risks described below or in the documents incorporated by reference into this prospectus actually occur, the business, financial condition, results of operations or cash flows of the combined company could be materially adversely affected. The risks below should be considered along with the other information included or incorporated by reference into this prospectus.

Globalstar may not realize any benefits from the acquisition and may incur impairment charges if the acquisition is unsuccessful.

Globalstar and LDG entered into the purchase agreement with the expectation that the transaction will result in benefits to all parties, as described in “The Partnership Interest Purchase” beginning on page 13. Achieving the benefits of the transaction will depend in part on the successful integration of LDG’s operations and personnel in a timely and efficient manner. The success of the acquisition may also be dependent on Globalstar contributing additional working capital to LDG and its subsidiaries, which may not be available. In addition, the integration is likely to require significant time and attention of Globalstar management that would otherwise be focused on other priorities and could negatively affect Globalstar’s ability to operate LDG and to retain key employees after the acquisition. There is no assurance that LDG can be successfully integrated or that any of the anticipated benefit of the acquisition will be realized.

In addition, if Globalstar concludes in the future that the cash flow potential of the LDG assets is significantly less than Globalstar believed at the time of purchase, and that conclusion is based on a long-term rather than short-term trend, Globalstar may need to record an impairment charge. Globalstar cannot assure you that it will not incur impairment charges as a result of the transaction.

If Globalstar cannot maintain the subscriber base of the acquired business, many of the potential benefits of the acquisition may not be realized.

In order to obtain the benefits of the acquisition, Globalstar must maintain or increase the number of subscribers to its communications services in the Brazil service territory. Globalstar may be required to spend additional time and money on customer maintenance and acquisition which would otherwise be spent on developing new products or services. If Globalstar does not maintain or increase its subscriber base in Brazil or if it uses too many of its resources to do so, it could harm the combined company’s business, financial condition and results of operations.

The market price of Globalstar common stock may decline as a result of the acquisition.

The market price of Globalstar common stock may decline as a result of the acquisition, including if the integration of LDG is unsuccessful or takes longer than expected, the perceived benefits of the transaction are not achieved as rapidly or to the extent anticipated by financial analysts or investors, or the effect of the transaction on Globalstar’s financial results is not consistent with the expectations of financial analysts or investors. In addition, Globalstar’s issuance of common stock as payment for the partnership interests will be dilutive to current stockholders. The ability of Loral Space to sell the Globalstar common stock received in the transaction may increase the volatility of and lower the price of Globalstar’s common stock.

The acquisition of LDG may decrease Globalstar’s liquidity.

Globalstar may be required to commit additional working capital to LDG and its subsidiaries. If Globalstar does so, its liquidity will decrease, which could adversely affect its ability to fund capital expenditures for its second-generation satellite constellation and related ground station upgrades.

The number of shares of common stock that Loral Space will receive in the transaction is subject to change.

The total number of shares of Globalstar common stock that Globalstar will issue in the acquisition will be determined by dividing $6.5 million (less an adjustment for outstanding service fees) by the average of the closing sales prices per share of Globalstar common stock as reported by The Nasdaq Global Select Market for the 10 trading-day period ending on the trading day immediately preceding the third trading day prior to the closing of the transaction. See “The Partnership Interest Purchase —

Consideration” beginning on page 13. The number of shares of Globalstar common stock to be issued in the transaction is subject to fluctuation, in that the lesser the average closing price of Globalstar common stock during the 10-trading-day period, the more shares of Globalstar common stock that will be issued in the transaction, and the greater the average closing price, the fewer shares that will be issued. Changes in the market price of Globalstar common stock during the three trading days prior to, and the day of, the closing will not affect the number of shares to be issued in the transaction.

Loral Space will have substantively different rights with respect to its interests following the transaction.

Upon consummation of the transaction, Loral Space will become a stockholder of Globalstar, a public Delaware corporation. There are material differences between the rights of partners of a private partnership and the rights of stockholders of a public corporation. See “Comparison of Stockholder and Partnership Rights” beginning on page 25.

The acquisition is subject to the receipt of consents and approvals from various governmental entities, which may impose conditions on, jeopardize or delay completion of the acquisition or reduce the anticipated benefits of the acquisition.

Completion of the transaction is conditioned upon filings with, and the receipt of required consents, orders, approvals or clearances from, various Brazilian governmental entities, including the communications licensing agency. There can be no assurance that all of these required consents, orders, approvals and clearances will be obtained. If the required consents are obtained, at any time before or after the time that the transaction is effective under Delaware law, governmental entities may impose conditions on, or require divestitures relating to, the operations or assets of Globalstar and LDG. These conditions or divestitures may jeopardize or delay completion of the acquisition or reduce the anticipated benefits of the acquisition.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may include, without limitation, statements relating to:

•	Globalstar’s ability to integrate LDG’s operations into Globalstar’s operations;

•	the expected completion date of the acquisition;

•	the expected benefits of the acquisition to Globalstar’s business;

•	the acquisition’s ability to provide Loral Space with liquidity through the receipt of registered Globalstar common stock; and

•	Globalstar’s expectations with regards to business, operations and financial effects of the acquisition.

These statements involve known and unknown risks, uncertainties, and other factors that may cause results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of such terms or other comparable terminology.

Globalstar cautions you not to place significant reliance on these forward-looking statements, which speak only as of the date of this prospectus or the date of the incorporated documents, as applicable, and Globalstar undertakes no obligation to update or revise these statements.

THE PARTNERSHIP INTEREST PURCHASE

The following discussion of the transaction is subject to and qualified in its entirety by reference to the purchase agreement, which is included in this prospectus as Annex A.

Structure of the Transaction

At the closing date, subject to the provisions of the purchase agreement, Loral Holdings LLC, the general partner of LDG, and Global DASA LLC, the limited partner of LDG, will sell and transfer all of their partnership interests in LDG to GSSI, LLC, a wholly-owned subsidiary of Globalstar. To comply with Brazilian law, certain entities affiliated with Loral Holdings and Global DASA own quotas of Loral/DASA do Brasil Holdings Ltda., a subsidiary of LDG. The holders of these quotas will assign them to GSSI as required by applicable Brazilian law without additional consideration. After the closing, GSSI will be the sole partner of LDG and will control the Globalstar gateway locations and operations at three locations in Brazil.

Consideration

As aggregate consideration for the transaction, Globalstar will issue to Loral Space Globalstar common stock valued at $6.5 million minus certain outstanding service fees owed by LDG to Globalstar as described below.

The stock consideration will be the aggregate number of shares of Globalstar common stock equal to the quotient of $6.5 million, minus any outstanding service fees owed by LDG to Globalstar pursuant to the existing Satellite Capacity Agreement between the parties, divided by the average of the closing price per share of Globalstar common stock on The Nasdaq Global Select Market for the 10 trading-day period ending on the trading day immediately preceding the third trading day prior to closing.

The exact number of shares of Globalstar common stock to be delivered in the transaction is not determinable at this time because the price used to calculate the number of shares of common stock to be delivered pursuant to the purchase agreement and the deduction for the service fees owed is not yet known. The following table sets forth the number of shares of Globalstar common stock that would be delivered in the transaction at various average sales prices per share for the period described above, assuming no deduction for service fees.

	Globalstar Common Stock 10-Day Average Closing Price
	$ 6.00	$ 7.00	$ 8.00	$ 9.00	$ 10.00
Aggregate Shares of Globalstar Common Stock Issuable	1,083,333	928,571	812,500	722,222	650,000

Fractional Shares

Globalstar will not issue any fractional shares of common stock in the transaction.

Payment of Consideration

On the closing date, Globalstar will deliver to Loral Space the common stock payable under the purchase agreement.

Background of the Transaction

On several occasions during the second quarter of 2006, James Monroe III, Chairman & CEO of Globalstar, and Eric J. Zahler, then President and COO of Loral Space, discussed an acquisition by Globalstar of LDG’s independent gateway operations in Brazil in connection with settlement discussions on other matters and the lock-up agreement being requested by the underwriters of Globalstar’s initial public offering.

During the third quarter of 2006, Mr. Monroe and Mr. Zahler discussed the structure and consideration of an acquisition of the Brazilian gateway operator, and the parties began to exchange term sheets regarding the acquisition. During this time period the parties reached agreement in principle on a purchase price of $6.5 million in Globalstar common stock. On August 21, 2006, Globalstar and Loral Space entered into a confidentiality agreement concerning the proposed transaction. From that time through the third quarter of 2007, certain members of Globalstar’s management conducted due diligence discussions with Loral Space and its indirect subsidiary, GdB.

On October 17, 2006, Globalstar and Loral Space agreed to settle their dispute regarding Government Services, L.L.C., a subsidiary owned 75% by Globalstar and 25% by Loral Space. At the same time, Loral Space advised Globalstar and the underwriters that it would sign a requested lock-up agreement that prohibited Loral Space from selling 70% of its Globalstar common stock for 180 days following Globalstar’s initial public offering.

The parties continued to negotiate a term sheet for the transaction in the fourth quarter of 2006 and the first quarter of 2007. On May 10, 2007, U.S. counsel to Globalstar submitted a draft purchase agreement to Loral Space contemplating a structure whereby Globalstar would acquire substantially all of the assets of LDG and its operating subsidiaries.

After further diligence, documents were exchanged and all parties reviewed the potential transaction with Brazilian counsel, the parties agreed in principle to change the structure of the transaction to a purchase of the partnership interests of LDG. U.S. Counsel for Globalstar circulated a revised purchase agreement to Loral Space on June 13, 2007.

Thereafter through November 14, 2007, the parties and their counsel exchanged many drafts and negotiated the terms of the definitive purchase agreement and related documentation, including provisions with respect to the manner in which the final consideration would be calculated, the manner in which outstanding tax liabilities would be paid and indemnified by Loral Space in the future, the representations and warranties to be made by all parties, covenants restricting the operations of LDG and its subsidiaries between the execution of the purchase agreement and closing and conditions to closing the transaction. On November 14, 2007, the parties reached a substantially final agreement on the terms of the transaction and Globlastar and Loral Space and its related parties delivered signature pages into escrow pending receipt of signatures from Global DASA and Mercedes-Benz do Brasil Ltda. (“MBBras”). MBBras is the owner of a quota share of Loral/DASA do Brasil Holdings Ltda., a subsidiary of LDG and the parent of GdB. This escrow arrangement expired on December 14, 2007.

In early December 2007, the parties became aware of a tax issue affecting MBBras. The parties resolved this issue on or about December 19, 2007, clearing the way for execution of the purchase agreement.

At all regular meetings during 2007, the Globalstar board of directors was briefed with respect to progress of the transaction. The briefings included, at a minimum, management’s opinion with respect to financial impact of the transaction, the financial terms of the proposed purchase agreement, and the status of the negotiations. On January 14, 2008, a copy of the executed purchase agreement was sent to each of the directors with a request that it be ratified. On January 18, 2008, by unanimous written consent, the directors ratified the purchase agreement and authorized registration of the stock required as consideration under the purchase agreement.

In September 2006, the Loral Space board was briefed on matters relating to GdB. On December 17, 2007, the board of directors of Loral Space and of Loral Holdings LLC, the general partner of LDG, and LGP Bermuda Ltd. were briefed on the terms of the proposed sale of the LDG business to Globalstar, approved such sale and delegated to management the authority to finalize and execute the purchase agreement and such other agreements and documents as may be necessary to consummate the proposed transaction.

On or about November 26, 2007, DASA reported that it had received all requisite authorizations to approve the proposed purchase agreement. On or about December 19, 2007, MBBras received all requisite authorizations to approve the proposed purchase agreement.

On December 21, 2007, Globalstar, GSSI, Global DASA, LDG, Loral Space and the other LDG subsidiaries executed the agreement.

Loral Space’s and LDG’s Reasons for the Transaction

In December 2000, in connection with financial difficulties then being experienced by Old Globalstar, Loral Space wrote off its investments in its Globalstar-related operations. Following Loral Space’s emergence from its own reorganization in 2005, Loral Space has decided to focus on its core and strategic businesses which are satellite manufacturing and fixed satellite services. The Globalstar service provider business is no longer a core or strategic business for Loral Space, and, Loral Space believes that without further significant investment, which Loral is unwilling to make, the business will not achieve profitability. By divesting the Globalstar service provider business in Brazil, Loral Space expects to avoid further losses attributable to the business as well as to allow its management to focus on its core and strategic businesses without diversion of time, effort and expense in managing non-core, non-strategic businesses. DASA, a passive, limited partner investor in the Globalstar Brazil business, like Loral Space, also viewed its investment as non-core and non-strategic, has determined that DASA would not invest further in the business and, therefore, has decided to divest its interest in the business.

Globalstar’s Reasons for the Transaction

The acquisition of LDG is consistent with Globalstar’s stated strategy to acquire independent gateway operators when it believes it can do so on favorable terms. After this acquisition, Globalstar will own and operate 12 of its gateways, with the remaining 13 operated by independent gateway operators. Globalstar expects the acquisition to enhance its results of operations in three respects:

•	Greater resources. Globalstar expects to be able to devote greater financial and technical resources to LDG to grow the subscriber base and revenue faster than current management.

•	Improved margins. Instead of selling services on a wholesale basis to LDG, Globalstar expects to sell directly to LDG subscribers at higher retail margins.

•

Expanded marketing capability.  Globalstar believes expanding the territory it serves directly will better position it to market its services directly to multinational customers who require a global communications provider.

Globalstar cannot assure you, however, that any of the potential savings, synergies or opportunities considered by it in evaluating the purchase will be achieved following completion of the transaction. See “Risk Factors” beginning on page 8.

Material United States Federal Income Tax Consequences of the Transaction

The following discussion of the material U.S. federal income tax consequences of the transaction to U.S. holders (as defined below) of LDG partnership interests is based on the Internal Revenue Code of 1986, as amended (which is referred to as the “Code”), applicable Treasury Regulations, published positions of the Internal Revenue Service and court decisions in effect as of the date hereof, all of which are subject to change, potentially with retroactive effect, and to differing interpretation. The discussion set forth below is intended only as a summary of the material U.S. federal income tax consequences of the transaction and does not purport to be a complete analysis of all potential tax consequences of the transaction. In particular, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of LDG partnership interests in light of their individual circumstances or to holders who are subject to special treatment under the U.S. federal income tax laws (including, for example, banks, insurance companies and other financial institutions, partnerships and other pass-through entities and investors in such entities, tax-exempt organizations, broker-dealers, persons who are not citizens or residents of the United States, holders subject to the alternative minimum tax, holders that hold partnership interests as part of a straddle, hedge, constructive sale or conversion transaction, holders whose functional currency is not the U.S. dollar, and holders who acquired their partnership interests upon the exercise of employee options or otherwise as compensation or through a tax-qualified retirement plan). The following discussion does not address any aspects of state, local or foreign taxation and does not address the tax consequences to any person who actually or constructively owns 5% or more of any class of LDG partnership interests. This discussion assumes that holders of LDG partnership interests hold their LDG partnership interests as capital assets (generally, property held for investment).

Holders of LDG partnership interests are urged to consult with their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign tax laws) of the transition.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of LDG partnership interests that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds LDG partnership interests, the tax treatment of a partner in the partnership (or other entity) will generally depend on the status of the partners and the activities of the partnership (or other entity). If a U.S. holder is a partner in a partnership (or other entity) holding LDG partnership interests, such holder should consult its tax advisor.

Consequences of the Transaction

The receipt of the transaction consideration in exchange for LDG partnership interests pursuant to the transaction will be a taxable transaction for United States federal income tax purposes. In general, a U.S. holder who receives the transaction consideration in exchange for LDG partnership interests will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between (i) the fair market value of the Globalstar common stock and (ii) the holder’s adjusted tax basis in the LDG partnership interests. Any such gain or loss will be long-term capital gain or loss if the holding period for the LDG partnership interests exceeds one year at the effective time of the transaction. Long-term capital gains of non-corporate U.S. holders generally are eligible for preferential rates of United States federal income tax. Certain limitations apply to the use of capital losses. In addition, certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain.

A U.S. holder’s aggregate tax basis in Globalstar common stock received in the transaction will equal the fair market value of the stock as of the effective date of the transaction. The holding period of the Globalstar common stock received in the transaction will begin on the day after the effective date of the transaction.

Information Reporting and Backup Withholding

Payments of cash made in connection with the transaction may be subject to information reporting and backup withholding at a rate of 28%, unless a holder of LDG partnership interests:

•	provides an accurate taxpayer identification number and other required information to the disbursing agent; or

•	is a corporation or comes within certain exempt categories and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

No Dissenter’s Rights or Appraisal Rights

Pursuant to the partnership agreement of LDG, and Delaware law, the partners of LDG may not exercise any dissenter’s rights or appraisal rights in connection with the transaction.

Regulatory Approvals Required for the Transaction

Consummation of the transaction is contingent upon the receipt of approvals from Anatel, Brazil’s telecommunications agency. The parties must also notify CADE, Brazil’s antitrust and competition authority. Issuance of a final ruling by CADE is not a condition to closing the transaction. The Anatel approval has been received, and the CADE notification has been completed. Globalstar also intends to make all required filings under the Securities Act and the Exchange Act relating to the transaction. No Hart-Scott-Rodino filings or approvals are required to consummate the transaction.

Accounting Treatment of the Transaction

Globalstar will account for the transaction under the purchase method of accounting in accordance with United States generally accepted accounting principles.

Resale of Globalstar Common Stock

Globalstar common stock issued in the transaction will be freely transferable under the Securities Act, except for shares sold by a person which is deemed to be an “affiliate” of Globalstar for purposes of Rule 144 under the Securities Act.

Affiliates will include persons (generally executive officers, directors and owners of 10% or more of the outstanding equity) who control, are controlled by, or are under common control with, Globalstar at or after the effective date of the transaction.

Generally, those persons who are affiliates of Globalstar at or following the effective date of the transaction may publicly resell any of the Globalstar common stock received by them in the transaction, subject to certain limitations and requirements. These include the amount of Globalstar common stock that may be sold by them in any three-month period, the manner of sale and the adequacy of current public information about Globalstar, and certain filing requirements specified in Rule 144.

The ability of affiliates to resell the Globalstar common stock received in the transaction under Rule 144, as summarized herein, generally will be subject to Globalstar’s compliance with its public reporting requirements under the Exchange Act for specified periods prior to the time of sale.

Affiliates also would be permitted to resell Globalstar common stock received in the transaction pursuant to an effective registration statement under the Securities Act or another available exemption from the Securities Act registration requirements. However, Globalstar has no obligation to file a registration statement for this purpose and has no current intention to do so.

This prospectus does not cover any resales of Globalstar common stock received by persons who may be deemed to be affiliates of Globalstar.

RELATIONSHIPS WITH LDG AND LORAL SPACE

On March 14, 2003, Loral Space, the Creditors’ Committee of Old Globalstar and Old Globalstar signed a term sheet outlining the terms and conditions of a comprehensive settlement of certain contested matters and a release of the claims against Loral Space (the “Loral Settlement”) which was approved by the Bankruptcy Court.  Pursuant to the definitive settlement agreement, as of the closing, among other things, certain financial obligations of Loral-affiliated service providers due to Old Globalstar were settled through deduction in debt obligations owed by Globalstar Canada Co. to Loral Space and of other financial obligations between Old Globalstar and Loral Space were restructured.  As a result of the Loral Settlement, Globalstar had a restructured note payable to Loral Space in the amount of approximately $4.0 million with interest at 6% per annum due in equal quarterly installments of $364,000 plus interest from June 2005 through March 2008.

On July 31, 2005, the note payable and accrued interest to Loral Space totaled approximately $4.0 million.  Pursuant to an agreement reached with Loral Space effective July 31, 2005, this amount was released in exchange for:

•      the offset of an $818,000 receivable due to Globalstar;

•      cash of $500,000 paid by Globalstar;

•      the issuance of three credit memos of $300,000, $500,000 and $1,809,000 by Globalstar to Loral Space to be used for future purchases of equipment and air time payments; and

•      the forgiveness of $100,000 by Loral Space (recorded as other income).

As of December 31, 2005 and 2006, Loral Space had unused credit memos totaling $1,606,000 and $24,000, respectively.  The unused credit memos are classified as deferred revenue on Globalstar’s consolidated balance sheet.  Interest expense on the note payable to Loral Space for the years ended December 31, 2004, 2005 and 2006 was $237,000, $176,000 and $0, respectively.

On May 1, 2004, Globalstar and GdB, a subsidiary of LDG, entered into a Satellite Capacity Leasing Agreement providing for the allocation of satellite capacity on the Globalstar network to the gateways in Brazil and related obligations.  Pursuant to the Loral Settlement, GdB receives satellite capacity under this agreement on terms, including price, payment and quality of service, no less favorable than Globalstar offers to any other independent gateway operator for similar types and quantities of satellite services.  This agreement was assigned to LDG on July 31, 2005.

Globalstar has a company-sponsored retirement plan covering certain current and past U.S.-based employees.  Until June 1, 2004, substantially all of Old Globalstar’s and Globalstar’s employees and retirees who participated and/or met the vesting criteria for the plan were participants in the Retirement Plan of Space Systems/Loral, Inc. (the ‘‘Loral Plan’’), a defined benefit pension plan.  The accrual of benefits in the Old Globalstar segment of the Loral Plan was curtailed, or frozen, by the administrator of the Loral Plan as of October 23, 2003.  Prior to October 23, 2003, benefits for the Loral Plan were generally based upon compensation, length of service with the company and age of the participant.  On June 1, 2004, the assets and frozen pension obligations of the segment attributable to Globalstar’s employees were transferred into a new Globalstar Retirement Plan (the ‘‘Globalstar Plan’’).  The Globalstar Plan remains frozen and participants are not currently accruing benefits beyond those accrued as of October 23, 2003.  Globalstar’s funding policy is to fund the Globalstar Plan in accordance with the Internal Revenue Code and regulations.

On June 1, 2004, Globalstar entered into a master services agreement with Space Systems/Loral, Inc., a subsidiary of Loral Space providing for various services related to preparing its eight spare satellites for launch.  Globalstar launched these satellites in 2007.  At September 30, 2007, Globalstar had authorized Space Systems/Loral, Inc. to spend up to approximately $30.1 million related to this agreement and related task orders, and approximately $28.2 million of those charges had been incurred.  The agreement renews annually for up to 10 years unless terminated earlier.  Globalstar may terminate the agreement upon 30-days notice and any task order upon 10-days notice.  Upon termination, Globalstar must pay for any costs related to services performed through termination and the 10-day transition period thereafter.  Those costs may not exceed the amount previously authorized.  Globalstar or Space Systems/Loral may terminate the agreement upon any uncured material breach of the terms of the agreement or any task order.

On May 26, 2005, Loral Space filed a motion for an order in its Delaware bankruptcy case under Rule 2004 seeking to compel Globalstar and certain affiliates and individuals to produce documents and appear for oral examination.  The matter involved Globalstar’s management of Government Services, L.L.C. (“GSLLC”), in which Loral Space held a 25% minority interest, and alleged breach of fiduciary duty by the directors of GSLLC.  On October 17, 2006, Globalstar and Loral Space agreed to settle this litigation.  Globalstar agreed to pay $0.5 million in cash to Loral Space to settle the litigation and to acquire from Loral Space its 25% interest in GSLLC.  The Delaware court approved the settlement on November 22, 2006, and payment was made on December 4, 2006. Globalstar subsequently dissolved GSLLC.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

Indemnification of Former Partners of LDG

                The Second Amended and Restated Partnership Agreement of LDG provides for indemnification of any general or limited partner unless it is determined that a partner’s conduct constituted actual fraud, gross negligence or willful or wanton misconduct.  This indemnification will survive the transaction.  In addition, the directors and officers liability insurance policy of Loral Space covers directors and officers of its subsidiaries, including LDG.

Ownership of LDG Partnership Interests by Partners of LDG

                Loral Holdings LLC owns a 73.34% general partnership interest and Global DASA LLC owns a 26.66% limited partnership interest in LDG.

THE PURCHASE AGREEMENT

                                                The following is a summary of the material provisions of the purchase agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the purchase agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

General Terms

                                                On December 21, 2007, Globalstar, GSSI, LDG, GdB, Loral/DASA do Brasil Holdings Ltda. (“LdBH”), Loral Holdings LLC, Global DASA LLC (“Global DASA”), LGP (Bermuda) Ltd. (“LGP Bermuda”), MBBras and Loral Space entered into a partnership interest purchase agreement (the “purchase agreement”).  Under the purchase agreement, Loral Holdings and Global DASA agreed to sell and transfer all of the outstanding partnership interests of LDG to GSSI, a wholly-owned subsidiary of Globalstar.  In addition, LGP and MBBras agreed to assign and transfer quotas in LdBH to GSSI.  The purchase will close not later than the tenth business day following the date all conditions precedent have been satisfied, or at such other date mutually agreed by the parties.

Treatment of LDG Partnership Interests

                                                On the closing date, the sellers will transfer the partnership interests and quotas to GSSI, and Globalstar will issue its shares of common stock, in the amount described below, to Loral Space.  By agreement of the LDG partners, Globalstar will pay all of the consideration directly to Loral Space, in consideration of the outstanding indebtedness owed by LDG and its subsidiaries to Loral Space and in consideration of Loral Space’s agreement to indemnify Globalstar for various matters under the purchase agreement.

Determination of Aggregate Share Consideration

                                                Globalstar will issue to Loral Space a number of shares of Globalstar common stock determined by dividing $6.5 million, minus any outstanding service fees owed by LDG to Globalstar, by the average of the closing price per share of Globalstar common stock as reported by The Nasdaq Global Select Market for the 10 trading-day period ending on the trading day immediately preceding the third trading day prior to the closing of the transaction.

                                                The Globalstar common stock issued pursuant to the transaction will be deemed issued and outstanding on the closing date of the transaction.

Fractional Shares

                                                Globalstar will not issue any fractional shares of Globalstar common stock in the transaction.  Any fractional shares that would otherwise be issuable in the transaction to Loral Space will be rounded up to the nearest whole number.

Representations and Warranties

The purchase agreement contains representations and warranties by Loral Holdings (in its capacity of general partner of LDG), GdB and LdBH, and by LGP (Bermuda) and Loral Space, and by Global DASA and by MBBras, respectively, relating to, among other things:

•	due organization, valid existence and qualification to do business;

•	ownership structure;

•	authority to enter into the purchase agreement and approval of the transactions contemplated thereby;

•	absence of conflicts with governing documents or contracts;

•	title to and sufficiency of assets;

•	fair presentation of LDG’s financial statements;

•	absence of material adverse change since June 30, 2007;

•	absence of material legal proceedings and litigation;

•	accuracy of information supplied for inclusion in this prospectus;

•	compliance with permits, laws and orders;

•	tax matters;

•	matters relating to employee benefit plans and Brazilian labor laws;

•	identification of and compliance with material contracts;

•	identification of inventory;

•	ownership and leases of material property;

•	identification of insurance and any casualty experienced;

•	transactions with affiliates;

•	payment of brokerage or finder’s fees;

•	compliance with environmental laws and regulations;

•	proprietary rights; and

•	validity of accounts receivable of GdB.

The purchase agreement also contains representations and warranties by LGP (Bermuda) and Loral Space, by Global DASA and by MBBras, respectively, relating to, among other things:

•	due organization, valid existence and qualification to do business;

•	authority to enter into the purchase agreement and approval of the transactions contemplated thereby;

•	in the case of LGP Bermuda and Loral Space, accuracy of information supplied for inclusion in this prospectus;

•	payment of brokerage or finder’s fees; and

•	in the case of LGP Bermuda and MBBras, ownership of quotas in LdBH.

The purchase agreement contains representations and warranties by Globalstar and GSSI relating to, among other things:

•	due organization, valid existence and qualification to do business;

•	capital structure;

•	authority to enter into the purchase agreement and approval of the transactions contemplated thereby;

•	due issuance and transferability of common stock as consideration under the purchase agreement;

•	accuracy of information supplied for inclusion in this prospectus; and

•	payment of brokerage or finder’s fees.

Covenants

The purchase agreement contains covenants of each of Loral Space, Loral Holdings, LDG, GdB and LdBH, among other things (and with certain specified exceptions):

•

not to, and to use reasonable best efforts to cause representatives acting on its behalf not to, solicit, initiate, knowingly encourage, or participate in any discussions with respect to, any transaction or any tender offer or acquisition of 10% of its business or securities or participate in any negotiations regarding such transaction;

•	to provide Globalstar, GSSI and their counsel, accountants and other representatives full access to all property and documents of LDG and its subsidiaries;

•	not to compete in the Mobile Satellite Services industry or solicit employees, customers or suppliers in Brazil for three years following the closing date;

•	to provide and update, as promptly as practicable, such financial and other information to Globalstar as required in connection with the registration statement of which this prospectus is a part;

•	to provide Globalstar, as soon as practicable, but no later than 45 days after the last day of the applicable month, certain financial statements of GdB;

•	to provide Globalstar, as soon as practicable, but no later than 15 days after the last day of the applicable month, copies of monthly churn reports showing changes in customer base;

•	promptly to file or provide information necessary to complete all required consents and approvals;

•

not to issue any press release or make any public statement concerning the transaction without concurrence of Globalstar, unless required by the applicable federal securities laws or rules of a national securities exchange;

•	not to destroy any records pertaining to LDG’s business existing at the closing for three years after the closing or until the expiration of any applicable statute of limitations;

•	to deposit any monies received as tax reimbursement in a special account to be distributed in accordance with the purchase agreement; and

•	promptly to notify Globalstar and GSSI of the occurrence of any event prior to closing that would constitute a breach of one of its representations and warranties.

The purchase agreement contains covenants of each of Globalstar and GSSI, among other things:

•

to prepare, file, update, amend and supplement the registration statement, of which this prospectus is a part, as soon as practicable and use its reasonable best efforts to have the Form S-4 declared effective as promptly as practicable;

•

promptly to notify Loral Holdings, Loral Space and the other parties to the purchase agreement of the occurrence of any event prior to closing that would constitute a breach of one of its representations and warranties;

•

not to issue any press release or make any public statement concerning the transaction without concurrence of Loral Space, unless required by the applicable federal securities laws or rules of a national securities exchange;

•	to deposit any monies received as tax reimbursement in a special account to be distributed in accordance with the purchase agreement;

•	to change all corporate names of LDG and its subsidiaries as soon as practicable after closing, but in no event later than 15 days after closing; and

•	to prepare and file the notice to CADE.

Conditions to Closing

The parties’ obligations to consummate the transaction are subject to the following conditions precedent:

•	the absence of any orders, restraints or permanent injunctions by any federal or state court of competent jurisdiction preventing consummation of the transaction; and

•	obtaining all Anatel approvals, and all other required approvals and authorizations.

In addition, the obligations of the sellers to consummate the transaction are subject to the following conditions precedent:

•	the registration statement on Form S-4 of which this prospectus is a part shall have become effective and any required “blue sky” authorizations shall have been obtained;

•	the Globalstar common stock issuable pursuant to the transaction shall have been approved for listing on the Nasdaq Stock Market;

•	the representations and warranties of Globalstar and GSSI shall be true and correct in all material respects when made and at the closing date;

•	Globalstar shall have performed in all material respects all obligations required to be performed by it under the purchase agreement; and

•	the sellers shall have received a certificate signed by an officer of Globalstar relating to the above conditions.

In addition, Globalstar’s obligations to consummate the transaction are subject to the following conditions precedent:

•

the representations and warranties of Loral Holdings, LDG, LdBH, GdB, LGP Bermuda, Loral Space, Global DASA and MBBras shall be true and correct in all material respects when made and at the closing date;

•	the sellers shall have performed in all material respects all obligations required to be performed by them under the purchase agreement;

•	Globalstar shall have received a certificate signed by an officer of each seller relating to the above conditions;

•	no material adverse change in the business of LDG and its subsidiaries since June 30, 2007 shall have occurred (except any change related to Globalstar constellation service matters);

•	LDG and its subsidiaries shall have sufficient cash on hand to meet liabilities on the closing account schedule due within 30 days of closing;

•	all credit facilities of LDG and its subsidiaries shall have been terminated; and

•	if sufficient tax reimbursements have been received by LDG prior to closing, LDG shall have made payment to Globalstar of outstanding satellite services fees minus $500,000.

Indemnification

The purchase agreement provides the following indemnification provisions, subject in some cases to applicable thresholds and caps:

•

Loral Space will indemnify Globalstar and its affiliates from and against all claims based upon, arising out of or otherwise in respect of:

•      breaches of representations or warranties made by the sellers in the Agreement;

•      breaches of covenants made by the sellers in the Agreement;

•      liabilities related to taxes on the balance sheet of GdB at June 30, 2007 (the “Loral Tax Liabilities”); or

•      assertion by a party unaffiliated with Globalstar against Globalstar, GSSI, LDG, LdBH or GdB of any claim arising from or related to (A) the operation of the GdB business prior to the closing, or (B) any liability of any LDG, LdBH or GdB existing as of the closing date, but not including any of the following liabilities:  (x) GdB’s liabilities under certain contracts; (y) liabilities arising in the ordinary course of the business not older than 30 days as of the closing; and (z) liabilities directly or indirectly related to service issues related to any degraded performance of the Globalstar satellite constellation or caused by Globalstar or to GdB employees other than terminated employees.

•

Globalstar will indemnify the sellers and their affiliates from and against all claims based upon, arising out of or otherwise in respect of:

•      breaches of representations or warranties made by Globalstar in the purchase agreement;

•      breaches of covenants made by Globalstar in the purchase agreement;

•      assertion against any seller of any assumed liability; or

•      assertion against a seller of any claim arising from or related to the ownership, possession and use of the assets and the operation of the GdB business from and after the closing.

•

Subject to certain exceptions, Globalstar and Loral Space will indemnify each other from and against claims based upon, arising out of or otherwise in respect of any violation of the Securities Act, insofar as such claims arise out of or are based upon any untrue statement of any material fact contained in the registration statement of which this prospectus is a part, final prospectus, preliminary prospectus, or prospectus supplement contained therein or filed with the SEC, or any amendment or supplement thereto, or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Termination

The purchase agreement may be terminated at any time prior to closing:

•	by mutual written consent of Globalstar and Loral Space;

•

by either Globalstar or Loral Space, if the transaction is not consummated by June 30, 2008, although the right to terminate will not be granted to any party whose failure to perform caused such delay;

•

by either Globalstar or Loral Space, if any court order, injunction or law prohibits consummation of the transaction and such order, injunction or law is final and non-appealable, although the right to terminate will not be granted to any party who has not used its reasonable best efforts to prevent the entry or to remove the restraint;

•

by either Globalstar or Loral Space, if any condition to closing becomes incapable of satisfaction prior to June 30, 2008, provided that the failure of any such condition to be capable of satisfaction is not the result of a material breach of the purchase agreement by the party seeking to terminate the agreement;

•

by Loral Space, if Globalstar or GSSI has breached or failed to perform in material respect any of its representations, warranties, covenants or other agreements which are incapable of being cured or are not cured by Globalstar within 20 days following written notice from LDG; and

•

by Globalstar, if LDG, LdBH, GdB, Loral Holdings, Global DASA or Loral Space shall have breached or failed to perform in material respect any of their representations, warranties, covenants or other agreements which are incapable of being cured or are not cured by them within 20 days following written notice from Globalstar.

Amendments and Waivers

The purchase agreement may be amended at any time in writing signed by all of the parties.  At any time, the parties may extend time for performance of any obligation, waive inaccuracies in the representations and warranties and waive compliance of other conditions.  Any such waiver must be in writing signed by the party granting such extension or waiver.

Fees and Expenses

All fees and expenses incurred with respect to the purchase agreement and related transactions will be paid by the party incurring such fees and expenses, whether or not the transaction is consummated.  Globalstar and Loral Space will share equally the costs of all filing fees owed to governmental authorities in connection with all regulatory filings required in connection with the transactions pursuant to the purchase agreement, up to $100,000, after which Globalstar will be solely responsible for such costs.

COMPARISON OF STOCKHOLDER AND PARTNER RIGHTS

Globalstar is a corporation incorporated under the laws of the state of Delaware.  LDG is a limited partnership formed under the laws of the state of Delaware.  If the transaction is completed, Loral Space, as the parent of Loral Holdings, the general partner of LDG, whose rights are currently governed by the Delaware Revised Uniform Limited Partnership Act (“RULPA”) and the Second Amended and Restated Partnership Agreement of Limited Partnership of LDG, will become a holder of Globalstar common stock, and its rights as such will be governed by the Delaware General Corporation Law (“DGCL”), the amended and restated certificate of incorporation of Globalstar and the bylaws of Globalstar, as amended.  The material differences between the rights of holders of LDG partnership interests and the rights of holders of Globalstar common stock, resulting from the differences in their governing documents and laws, are summarized below.

The following summary does not purport to be a complete statement of the rights of holders of LDG partnership interests or Globalstar common stock.  Globalstar qualifies this discussion in its entirety by the RULPA, the LDG partnership agreement, the DGCL and the Globalstar amended and restated certificate of incorporation and bylaws, as amended.

Capitalization

Globalstar

Globalstar’s amended and restated certificate of incorporation provides for authorized capital stock of 900 million shares, consisting of 800 million shares of common stock, $0.0001 par value per share, and 100 million shares of preferred stock, $0.0001 par value per share.  No preferred stock is outstanding.

Globalstar’s board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series.  Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both.  In addition, any such shares of preferred stock may have class or series voting rights.

LDG

LDG’s partnership agreement authorized it to issue partnership interests in the form of general partner and limited partner interests to the original partners and their successors.  The partnership agreement limits the issuance of additional partnership interests without the consent of the limited partner, except the issuance of additional partnership interests to the general partner upon certain additional capital contributions.

Voting Rights

Globalstar

Each share of common stock entitles its holder to one vote on all matters to be voted on by the stockholders. Generally, all matters to be voted on by the stockholders must be approved by a majority or, in the case of the election of directors, by a plurality, of the votes present in person or by proxy and entitled to vote.

LDG

The partnership agreement grants broad powers to the general partner to act on behalf of the partnership without a vote of the limited partner.  The limited partner must consent to certain extraordinary actions.

Election of Directors/General Partner

Globalstar

Globalstar’s board of directors is divided into three classes with staggered three-year terms.  One class of directors will be elected at each annual meeting of stockholders by a plurality vote of common stock voting, with the other classes continuing for the remainder of their respective terms.  Each director will hold office until the expiration of the applicable term or until such director’s successor has been elected and qualified.  Globalstar’s amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors.

LDG

The identity of the general partner of LDG was established upon formation of the partnership.  The general partner role is not subject to elections under the RULPA.

Removal

Globalstar

If Thermo Capital Partners LLC and its affiliates (“Thermo”) owns a majority of Globalstar’s outstanding capital stock entitled to vote in the election of directors, directors may be removed with or without cause.  If Thermo does not own a majority of Globalstar’s outstanding capital stock entitled to vote in the election of directors, directors may only be removed for cause by the holders of 66 2/3 % of the shares then entitled to vote in the election of directors.

LDG

Any successor general partner must be approved by the limited partner on at least 90 days prior written notice.

Vacancies

Globalstar

Vacancies of board seats may only be filled by the remaining directors by a vote of a majority of those remaining in office.

LDG

The limited partner may remove the general partner only for cause.

Stockholder/Partner Meetings

Globalstar

Annual stockholder meetings are held on the second Tuesday in May each year or on such other date as determined by the board of directors.  Special meetings may be called by the board.  Notice of annual or special meetings must be given at least 20 days (10 days for special meetings) and not more than 60 days prior to the date on which the meeting is to be held.  Written notice is required, and must specify the time, place and date, and, for a special meeting, the purpose(s) for which the meeting is called.

LDG

The general partner may call a meeting of the partners from time to time as it deems necessary or advisable.

Action by Written Consent

Globalstar

If Thermo owns a majority of Globalstar’s outstanding capital stock entitled to vote in the election of directors, stockholders may act by written consent.  If Thermo does not own a majority of Globalstar’s outstanding capital stock entitled to vote in the election of directors, stockholders may not act by written consent.

LDG

On actions requiring consent of the limited partner, the consent may be provided in a writing signed by the limited partner.

Personal Liability and Indemnification of Directors/Partners /Officers

Globalstar

Globalstar’s amended and restated certificate of incorporation limits the liability of directors for breaches of fiduciary duty to the fullest extent permitted by the DGCL, and also provides that no amendment of the indemnification provision in the certificate of incorporation will affect the liability of a director for acts or omissions occurring prior to such amendment.

Globalstar’s amended and restated certificate of incorporation provides that Globalstar will indemnify and hold harmless, to the maximum extent permitted by Delaware law, directors or officers involved in any action, suit or proceeding, by reason of the fact that such person is or was a director or officer of Globalstar, or was serving at the request of the company, provided that the person requesting indemnity is not initiating such claim against the company.  Globalstar will cover all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred in connection with the proceeding and advance defense expenses in any such proceeding upon an undertaking by the recipient to return such funds if it is later determined that the recipient is not entitled to indemnification.  Indemnification will not be provided if a person is adjudged by a court of competent jurisdiction to be liable for intentional misconduct, fraud, or a knowing violation of law, except as otherwise ordered by a court.

LDG

The general partner and its affiliates and all officers, directors, partners, shareholders, employees and agents of the general partner are not personally liable to the partnership or the limited partner for any loss or liability incurred if such person acted in good faith and the conduct did not constitute actual fraud or willful or wanton misconduct.  The limited partner is not personally liable for any debts, liabilities or obligations of the partnership or its creditors beyond its agreed capital contributions and the limited partner’s share of the accumulated but undistributed profits or other distributions that must be returned to the partnership under Delaware law.

The partnership agreement provides that any person who was or is made a party to or threatened to be made a party to or is otherwise involved in any action, suit or proceeding by reason of the fact that such person is or was a partner of LDG or affiliate, officer, director, partner, shareholder, employee or agent of such partner will be indemnified and held harmless by LDG against all expense, liability and loss, provided that the conduct of the party seeking indemnification did not constitute actual fraud, gross negligence or willful or wanton misconduct.  The partnership agreement also requires LDG to advance defense expenses in any such proceeding upon an undertaking by the recipient to return such funds if it is later determined that the recipient is not entitled to indemnification.  The partnership agreement permits LDG to purchase insurance for the benefit of any person entitled to indemnification.

Restrictions on Transfer

Globalstar

The Globalstar amended and restated certificate of incorporation and bylaws do not provide for restrictions on transfers of shares of Globalstar common stock.

LDG

Subject to certain limited exceptions for transfers to affiliates, no partner may transfer any interest without the prior written consent of the general partner, which consent may be given or withheld or made subject to conditions in the sole discretion of the general partner.

Anti-Takeover Provisions

Globalstar

The provisions of the DGCL and Globalstar’s amended and restated certificate of incorporation and bylaws summarized below may have the effect of discouraging, delaying or preventing a hostile takeover, including one that might result in a premium being paid over the market price of its common stock, and discouraging, delaying or preventing changes in the control or management of the company, including the following:

•   if Thermo does not own a majority of Globalstar’s outstanding capital stock entitled to vote in the election of directors, no action may be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with the company’s bylaws, and stockholders may not act by written consent;

•   if Thermo does not own a majority of Globalstar’s outstanding capital stock entitled to vote in the election of directors, the approval of holders of 66 2 / 3 % of the shares then entitled to vote in the election of directors will be required to adopt, amend or repeal Globalstar’s amended and restated certificate of incorporation;

•   Globalstar’s Board of Directors is expressly authorized to make, alter or repeal the company’s bylaws;

•   stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors;

•   Globalstar’s board of directors is divided into three classes with staggered three-year terms, meaning that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

•   Globalstar’s board of directors is authorized to issue preferred stock without stockholder approval with terms established by board at time of issuance;

•   if Thermo does not own a majority of Globalstar’s outstanding capital stock entitled to vote in the election of directors, directors may only be removed for cause by the holders of 66 2/3 % of the shares then entitled to vote in the election of directors; and

•   Globalstar will indemnify directors and certain officers against losses they may incur in connection with investigations and legal proceedings resulting from their service to it, which may include services in connection with takeover defense measures.

In addition, Globalstar is subject to Section 203 of the DGCL regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder” for three years after the person becomes an interested stockholder unless:

•   prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•   the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•   on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock which is not owned by the interested stockholder.

LDG

The requirements for approval of the general and limited partners for issuance of new partnership interests or successor partners negate the need for other anti-takeover provisions.

Amendments to Charter, Bylaws or Partnership Agreement

Globalstar

If Thermo owns a majority of Globalstar’s outstanding capital stock entitled to vote in the election of directors, the approval of a majority of the holders of the shares is required to adopt, amend or repeal Globalstar’s amended and restated certificate of incorporation.  If Thermo does not own a majority of the outstanding capital stock entitled to vote in the election of directors, the approval of holders of 66 2/3 % of the shares then entitled to vote in the election of directors will be required to adopt, amend or repeal Globalstar’s amended and restated certificate of incorporation.

Globalstar’s Board of Directors is expressly authorized to make, alter or repeal its bylaws.

LDG

The general partner may amend the partnership agreement without the consent of the limited partner unless any amendment would adversely affect the capital account or other economic rights of the limited partner.

Dissolution

Globalstar

Globalstar’s amended and restated certificate of incorporation does not provide for the dissolution of the corporation.  Under Section 275 of the DGCL, a corporation may be dissolved upon the adoption of a resolution to that effect by a majority of the board, and the approval of a majority of the outstanding stock entitled to vote.  Upon dissolution, liquidation or winding-up, the holders of shares of common stock will be entitled to receive Globalstar’s assets available for distribution proportionate to their pro rata ownership of the outstanding shares of common stock.

LDG

LDG will be dissolved upon the first to occur of the following events:

•	December 31, 2044;

•	withdrawal of the general partner (if not otherwise succeeded by another party);

•	sale of substantially all of the assets of the partnership;

•	the bankruptcy or dissolution of the general partner; and

•	any other event that under RULPA would cause its dissolution.

INFORMATION REGARDING GLOBALSTAR

Important business and financial information regarding Globalstar is incorporated herein by reference.  See “Where You Can Find More Information” beginning on page 36.

Overview

Globalstar, Inc. is a leading provider of mobile voice and data communications services via satellite. By providing wireless services in areas not served or underserved by terrestrial wireless and wireline networks, the company seeks to address its customers’ increasing desire for connectivity. Using, at any given time, approximately 48 in-orbit satellites and 25 ground stations, which Globalstar refers to as gateways, the company offers voice and data communications services in over 120 countries. Sixteen of these gateways are operated by unaffiliated companies (including three that will be acquired by Globalstar by the purchase of LDG’s partnership interests in this transaction), which Globalstar refers to as independent gateway operators and which purchase communications services from the company on a wholesale basis for resale to their customers.

Globalstar’s network, originally owned by Globalstar, L.P. (“Old Globalstar”) was designed, built and launched in the late 1990s by a technology partnership led by Loral Space and Communications and Qualcomm Corporation. On February 15, 2002, Old Globalstar and three of its subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code. In 2004, Globalstar completed the second stage of a two stage acquisition of the business and assets of Old Globalstar. The first stage was completed on December 5, 2003, when Thermo Capital Partners LLC was deemed to obtain operational control of the business, as well as certain ownership rights and risks. The second stage was completed in 2004 when Globalstar received final approval from the U.S. Federal Communications Commission, or the FCC. Thermo Capital Partners LLC, which owns and operates companies in diverse business sectors and is referred to in this prospectus, together with its affiliates, as “Thermo,” became Globalstar’s principal owner. Globalstar refers to this transaction as the “Reorganization.”

Globalstar was formed as a Delaware limited liability company in November 2003, and was converted into a Delaware corporation on March 17, 2006.  Unless specifically stated otherwise, all information in this prospectus is presented as if Globalstar were a corporation throughout the relevant periods.

In anticipation of Globalstar’s initial public offering, which it completed on November 2, 2006, Globalstar’s certificate of incorporation was amended on October 25, 2006 to combine its three series of common stock into one class and its board of directors approved a six-for-one stock split.  Unless specifically stated otherwise, all information in this prospectus is presented as if these corporate events had occurred at the beginning of the relevant periods.

At December 31, 2007, Globalstar served approximately 284,000 subscribers, which represented a 8% net increase since December 31, 2006.

In most of the world, Globalstar has authority to operate a wireless communications network via satellite over 27.85 MHz of radio spectrum, which is comprised of two blocks of contiguous global radio frequencies.  In the United States, the FCC has authorized Globalstar to use 25.225 MHz.  Globalstar believes its large blocks of spectrum will permit it to capitalize on existing and emerging wireless and broadcast applications globally.

A number of Globalstar’s satellites have experienced various anomalies over time, one of which is a degradation in the performance of the solid-state power amplifiers of the S-band communications antenna subsystem.  The S-band antenna provides the downlink from the satellite to a subscriber’s phone or data terminal.  Degraded performance of an S-band antenna amplifier reduces the availability of two-way voice and data communication between the affected satellite and the subscriber.  If the S-band antenna on a satellite ceases to function, two-way communication is impossible over that satellite, but not necessarily over the constellation as a whole.  Subscriber service will continue to be available as long as some satellites are functional, but at certain times in any given location it may take longer to establish calls and the average duration of calls may be reduced.  See “Item 1A. Risk Factors” to Globalstar’s Annual Report on Form 10-K for the year ended December 31, 2007 for additional information.  The company believes that if the degradation of the S-band antenna amplifiers continues at the current rate or further accelerates, and if the company is unsuccessful in developing additional technical solutions, interruptions of two-way communications services will increase, and by some time in 2008 substantially all of the company’s in-orbit satellites launched prior to 2007 will cease to be able to support two-way communications service.  The S-band antenna amplifier degradation does not affect adversely Globalstar’s one-way Simplex data transmission services, which utilize only the L-band uplink from a subscriber’s Simplex terminal to the satellites.  Globalstar launched four of its eight spare satellites in May 2007 and launched the remaining four spare satellites in October 2007 to supplement the company’s current constellation.  Globalstar expects these eight satellites to provide two-way communication service through the deployment of its second-generation constellation.

Globalstar is currently in the process of procuring its second generation satellite constellation, which the company expects will extend the life of its network until at least 2025.  On November 30, 2006, Globalstar entered into a definitive contract with Thales Alenia Space, a subsidiary of Thales S.A., to construct 48 low earth orbit satellites for the company’s second-generation satellite constellation and to provide launch-related and operations services.  Globalstar believes that its second generation satellites will improve the company’s ability to support new applications and services, including higher speed data rates and internet access, video and audio broadcasting, remote file transfer and virtual private networking.  Globalstar expects these services to be available on a broad range of new customer devices that will be significantly smaller in size, lighter in weight, and less expensive than existing mobile satellite services equipment.  Globalstar believes this expanded service portfolio and advanced equipment offering will significantly expand the target market for the company’s services.

Globalstar is licensed by the FCC to provide ancillary terrestrial component, or ATC, services, in combination with the company’s existing communication services in the U.S. Currently, Globalstar’s ATC license permits the company to use 11 MHz of its licensed spectrum to combine its satellite based communications network with a terrestrial cellular-like network.  This will enable Globalstar to address a broader market for its services and products by providing services where satellite services generally do not function, such as urban areas and inside buildings.

Globalstar has applied to the FCC for authority to provide ATC services over the full 27.85 MHz of its spectrum in the U.S., but has no assurance that such authority will be granted.  Globalstar’s current network is capable of supporting ATC services.  On November 9, 2007, the FCC released a Report and Order and Notice of Proposed Rulemaking dealing both with Globalstar’s June 2006 petition for rulemaking to expand its ATC-authorized spectrum to greater than 11 MHz and with the current L-band sharing arrangement between Globalstar and Iridium. The two proceedings are interrelated because, the FCC noted, the agency has reservations about the feasibility of Globalstar operating a terrestrial ATC service in the portions of its spectrum that it shares with other terrestrial wireless or mobile satellite operators. In the ATC Notice of Proposed Rulemaking, or NPRM, portion of the decision, the FCC requested comment on whether Globalstar should be authorized to provide ATC over an aggregate 19.275 MHz of its licensed spectrum, including the portion of its S-band between 2483.5 and 2495 MHz and in the portion of the L-band that it does not share with Iridium. The FCC did not propose to allow ATC in the 2496-2500 MHz portion of the S-band which Globalstar shares with the Broadband Radio Service, or BRS, or the 2495-2496 MHz guard band between Globalstar and BRS.  Globalstar intends to demonstrate that it can operate in the entire 11.5 MHz below 2495 MHz without causing interference to any other in-band or adjacent service.  In the Report and Order portion of the decision, the FCC effectively decreased the L-band spectrum available to Globalstar while increasing the L-band spectrum available to Iridium by 2.625 MHz.  Globalstar does not believe that this change in the existing band plan is supported by the record in the proceeding and is evaluating its options.  In addition, regulatory authorities outside of the United States have issued or are reviewing ATC-like rulings, and Globalstar is beginning to explore selectively capitalizing on these rulings.  Globalstar expects to be among the first to offer ATC services commercially.

Globalstar is currently evaluating products and selectively exploring opportunities with targeted media, technology and communications companies to develop further the potential of its ATC-licensed spectrum.  On October 31, 2007, Globalstar entered into an agreement with Open Range Communications, Inc. that, subject to the conditions described below, permits Open Range to deploy service in certain rural geographic markets in the United States under Globalstar’s ATC authority.  Open Range will use Globalstar’s spectrum to offer dual mode mobile satellite based and terrestrial wireless WiMAX services to over 500 rural American communities.  Commercial availability is expected to begin in selected markets in late 2008.  The initial term of the agreement of up to 30 years is co-extensive with Globalstar’s ATC authority and is subject to renewal options exercisable by Open Range.  Based on Open Range’s business plan used in support of its $268.0 million loan under a federally authorized loan program, the fixed and variable payments to be made by Open Range over the initial term of 30 years indicate a maximum value for this agreement of between $0.30 - $0.40/MHz/POP.  Upon the fulfillment of all contingencies, Open Range’s down payment will be $3.6 million and annual payments in the first six years of the agreement will range from approximately $1.2 million to $10.3 million, assuming Open Range has the ability to use all of the licensed spectrum covered by the agreement.  The amount of the payments made to Globalstar will depend on a number of factors, including the eventual geographic coverage of and the number of customers on the Open Range system.  Globalstar has also agreed to make a $5.0 million preferred equity investment in Open Range, $1.0 million of which was made available on November 1, 2007.  The agreement is contingent on various conditions, including receiving authority from the FCC to use an expanded portion of the company’s licensed spectrum for ATC services and such other FCC and other governmental approvals as may be required for the agreement, and Open Range’s completion of its equity and debt financing.

Globalstar recorded $98.4 million in revenue and a $(27.9) million net loss during the year ended December 31, 2007, compared to $136.7 million in revenue and $23.6 million in net income for the year ended December 31, 2006.

Security Ownership of Principal Stockholders and Management

The following table lists all the persons who were known to be beneficial owners of five percent or more of Globalstar’s common stock, its only voting security, on March 18, 2008 based upon 84,111,519 shares outstanding as of that date, except as noted below.

	Amount and Nature of Beneficial Ownership
	Common Stock
Name and Address of Beneficial Owner(1)	Shares	Percent of Class
Globalstar Holdings, LLC (2)(6)	38,640,750	45.94
Thermo Funding Company LLC (2)(6)	12,371,136	14.71
Columbia Wanger Asset Management, L.P. (3)	8,342,916	9.92
Merrion Investment Management Company, L.L.C. and William B. Wigton (4)	4,156,260	4.94
QUALCOMM Incorporated (5)	4,154,400	4.94
Globalstar Satellite, LP (6)	618,558	0.74
James Monroe III (2)(6)	51,630,444	61.38

(1)          “Beneficial ownership” is a technical term broadly defined by the Securities and Exchange Commission (“SEC”) to mean more than ownership in the usual sense. Stock is “beneficially owned” if a person has or shares the power (a) to vote it or direct its vote or (b) to sell it or direct its sale, even if the person has no financial interest in the stock. Also, stock that a person has the right to acquire within 60 days is considered to be “beneficially owned.”  Unless otherwise noted, each person has full voting and investment power over the stock listed.

(2)          The address of Mr. Monroe, Globalstar Holdings, LLC, Globalstar Satellite, LP and Thermo Funding Company LLC is 1735 Nineteenth Street, Denver, CO 80202.

(3)          Based on information provided by Columbia Wanger Asset Management, L.P., a registered investment adviser, in a Schedule 13G filed on January 28, 2008.  The address of QUALCOMM Incorporated is 227 W. Monroe Street, Suite 3000, Chicago, IL 60606.

(4)          Based on information provided by Merrion Investment Management Company, L.L.C. in a Schedule 13G filed on February 14, 2008. Merrion Investment Management Company, L.L.C. reported that it has sole voting and investment power over 1,585,240 shares and, together with certain affiliates (including William B. Wigton, its Chairman), shared voting and investment power over 4,156,260 shares.  Merrion Investment Management Company, L.L.C. disclaims beneficial ownership of the shares beneficially owned and held by or for the benefit of Mr. Wigton, his immediate family, and certain brokerage and nondiscretionary accounts.  The address of Merrion Investment Management Company, L.L.C. is 210 Elmer Street, Westfield, NJ 07090-2128.

(5)          Based on information provided by QUALCOMM Incorporated  in a Schedule 13G filed on February 14, 2008. The address of QUALCOMM Incorporated is 5775 Morehouse Drive, San Diego, CA 92121.

(6)          Mr. Monroe controls, either directly or indirectly, each of Globalstar Satellite, LP, Globalstar Holdings, LLC and Thermo Funding Company LLC and, therefore, is deemed the beneficial owner of the common stock held by these entities.

The following table shows the number of shares of common stock beneficially owned as of March 18, 2008 by each director, by each named executive officer, and by all directors and executive officers as a group.

	Amount and Nature of Beneficial Ownership
	Common Stock
Name of Beneficial Owner	Shares(1)		Percent of Class
James Monroe III	51,630,444	(2)	61.38
Peter J. Dalton	123,456	(3)	*
Kenneth E. Jones	2,305		—
James F. Lynch	—		—
J. Patrick McIntyre	2,305		—
Richard S. Roberts	—		—
Fuad Ahmad	—		—
Anthony J. Navarra	30,000		*
Steven Bell	—		—
All directors and executive officers as a group (14 persons)	51,814,549		61.60

*Less than 1% of outstanding shares.

(1)   Unless otherwise noted, each person has full voting and investment power over the stock listed.

(2)   See Note 6 to the preceding table.

(3)   Includes 120,000 shares of common stock that he may acquire upon the exercise of a currently exercisable stock option.

Additional Information

Information concerning executive compensation, certain relationships and related transactions, and other related matters concerning Globalstar included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2007, is incorporated by reference into this document.  LDG partners who would like a copy of this annual report or any document incorporated by reference into the report may contact Globalstar at the address or telephone number provided under “Where You Can Find More Information” on page 36.

INFORMATION REGARDING LDG

Business

LDG, a Delaware limited partnership, owns, directly and through a Brazilian holding company, GdB, the operating company that offers Globalstar products and services and operate three gateways in Brazil.  At September 30, 2007, GdB served approximately 5,500 subscribers.

Market Price of and Dividends on LDG’s Partnership Interests and Related Matters

There is no established public trading market for the partnership interests of LDG.  LDG has never declared any cash dividends payable to its partners.

Principal Holders

Loral Holdings LLC owns a 73.34% general partnership interest and Global DASA LLC owns a 26.66% limited partnership interest of LDG.

LEGAL MATTERS

The validity of the issuance of the common stock being sold and registered in this transaction will be passed upon for Globalstar by Taft Stettinius & Hollister LLP, Cincinnati, Ohio.

EXPERTS

The consolidated financial statements of Globalstar, Inc. as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, and Globalstar, Inc.’s effectiveness of internal control over financial reporting as of December 31, 2007, have been incorporated by reference herein and in the registration statement in reliance upon the reports of Crowe Chizek and Company LLP, independent registered public accounting firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Globalstar files annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended.  You may read and copy the registration statement of which this prospectus is a part, including exhibits and schedules filed with it, and all other reports or other information Globalstar may file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain copies of this information at prescribed rates by mail from the Public Reference Room of the SEC.  You may call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room.  In addition, the SEC maintains an Internet site at http://www.sec.gov that contains Globalstar’s reports, proxy and information statements and other information that Globalstar files with the SEC.  These filings may also be found on the Investor Relations section of Globalstar’s website at http://www.globalstar.com.  However, any information that is included on or linked to this website is not a part of or incorporated by reference into this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Globalstar is “incorporating by reference” herein important business and financial information that Globalstar files with the SEC, which means that the company can disclose important information to you by referring you to those documents.  The information incorporated by reference or deemed incorporated by reference is an important part of this prospectus, and information that Globalstar files later with the SEC will be deemed to update automatically and supersede this incorporated information.

Globalstar incorporates by reference the documents listed below of Globalstar (File No. 001-33177) and any future filings made by Globalstar with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the completion of the acquisition (excluding any information furnished to the SEC pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K and any related exhibits).  Globalstar also incorporates by reference any future filings made by Globalstar with the SEC under the Exchange Act subsequent to the date of the initial registration statement and prior to effectiveness of the registration statement (excluding any information furnished to the SEC pursuant to Item 2.02 of Item 7.01 on any current report on Form 8-K and any related exhibits).  Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Globalstar has filed the following documents with the SEC which are incorporated into this prospectus by reference:

•	Annual report on Form 10-K and 10-K/A for the fiscal year ended December 31, 2007, as filed with the SEC on March 17, 2008;

Equity holders can get a free copy of any of the documents incorporated by reference by making an oral or written request directed to:

Globalstar

Attention: Investor Relations

461 South Milpitas Boulevard

Milpitas, California  95035

Telephone: (408) 933-4006

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment to registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunder duly authorized, in Milpitas, California on March 19, 2008.

GLOBALSTAR, INC.

By:	/s/ James Monroe III
James Monroe III
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to registration statement has been signed by the following persons in the capacities set forth below and on the 19th day of March, 2008.

Signature	Title

/s/ James Monroe III	Chairman of the Board, Chief Executive Officer and Director
James Monroe III	(Principal Executive Officer)

/s/ Fuad Ahmad	Vice President and Chief Financial Officer
Fuad Ahmad	(Principal Financial and Accounting Officer)

/s/	Director
Peter Dalton

/s/ *	Director
Kenneth E. Jones

/s/ *	Director
James F. Lynch Jr.

/s/ *	Director
Patrick McIntyre, Jr.

/s/ *	Director
Richard S. Roberts

* By Fuad Ahmad, Attorney-in-Fact

/s/ Fuad Ahmad
Fuad Ahmad

EXHIBIT INDEX

Exhibit Number	Description
**2.1

Partnership Interest Purchase Agreement among GSSI, LLC, Globalstar, Inc., Loral/DASA Globalstar, L.P., Globalstar do Brasil S.A., Loral/DASA do Brasil Holdings Ltda., Loral Holdings LLC, Global DASA LLC, LGP (Bermuda) Ltd., Mercedes-Benz do Brasil Ltda. and Loral Space & Communications Inc. dated December 21, 2007 (Exhibit 2.1 to Form S-4 filed January 30, 2008)

*3.1	Amended and Restated Certificate of Incorporation of Globalstar, Inc. (Exhibit 3.1 to Registration Statement on Form S-1, Amendment No. 5 filed October 27, 2006)
*3.2	Amended and Restated Bylaws of Globalstar, Inc. (Exhibit 3.2 to Quarterly Report on Form 10-Q filed December 18, 2006)
**5.1	Opinion of Taft Stettinius & Hollister LLP (Exhibit 5.1 to Registration Statement on Form S-4 filed January 30, 2008)
*21.1	Subsidiaries of Globalstar, Inc. (Exhibit 21.1 to Annual Report on Form 10-K filed March 17, 2008)
23.1	Consent of Crowe Chizek and Company LLP
**23.2	Consent of Taft Stettinius & Hollister LLP (included in Exhibit 5.1)
**24.1	Power of Attorney (included in signature page to Registration Statement on Form S-4 filed January 30, 2008)

 *              Incorporated by reference.

 **       Previously Filed.